March 8, 2007

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Registration Statement on Form N-2 for The Mexico Fund, Inc.

(File No. 333-140298)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned, as attorney-in-fact of the Registrant, hereby respectfully requests acceleration of the effectiveness of its Registration Statement to March 12, 2007 at 2:00 p.m., Washington D.C. time, or as soon as practicable thereafter.

Please call Karl J. Paulson Egbert of Dechert LLP, the Registrant’s outside counsel at (202) 261-3499 if you have any questions.

Sincerely yours,

/s/ Karl J. Paulson Egbert
Karl J. Paulson Egbert
Attorney-In-Fact
The Mexico Fund, Inc.

cc:	Keith O’Connell

Securities and Exchange Commission